UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Ecopetrol Group Announces Its Results for

the Third Quarter of 20151

•	Ecopetrol Corporate Group’s results for the third quarter of 2015 registered an EBITDA of COP$4.7 trillion pesos and earnings of COP$654 billion pesos.

•	Ecopetrol S.A. achieves COP$1.6 trillion pesos in savings against the 2015 guidance of COP$1.4 trillion.

•	The Corporate Group’s production during the first nine months of the year reached 761 mboed, an increase of 9 mboed versus the same period of 2014.

Bogota, November 17, 2015. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today Ecopetrol Group’s financial results for the third quarter of 2015 and the nine first months of the year, prepared and filed in Colombian pesos (COP$) and under International Financial Reporting Standards (IFRS) applicable in Colombia.

Table 1: Summary of the Group’s Consolidated Financial Results

A	B	C	D	E	F	G	H	I	J
(COP$ Billion)	3Q 2015*	3Q 2014*	∆ ($)	∆ (%)	2Q 2015*	Jan-Sep 15*	Jan-Sep 14*	∆ ($)	∆ (%)
Total Sales	13,003.4	16,813.7	(3,810.3)	(22.7)%	14,009.6	39,313.8	51,717.2	(12,403.4)	(24.0)%
Operating Profit	2,850.1	4,443.5	(1,593.4)	(35.9)%	3,549.2	8,757.2	15,620.5	(6,863.3)	(43.9)%
Consolidated Net Income	886.5	1,885.0	(998.5)	(53.0)%	1,695.5	2,938.0	8,708.8	(5,770.8)	(66.3)%
Non-Controlling Interest	(232.4)	(154.0)	(78.4)	50.9%	(188.9)	(617.3)	(492.6)	(124.7)	25.3%
Ecopetrol Equity Holders**	654.1	1,731.0	(1,076.9)	(62.2)%	1,506.6	2,320.7	8,216.2	(5,895.5)	(71.8)%
Other Comprehensive Income	2,203.0	1,209.7	993.3	82.1%	459.1	3,374.5	920.8	2,453.7	266.5%
EBITDA	4,698.4	6,344.3	(1,645.9)	(25.9)%	5,521.9	15,003.0	21,241.7	(6,238.7)	(29.4)%
EBITDA Margin	36.1%	37.7%			39.4%	38.2%	41.1%

* These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

1 According to Article 3 of Decree 2784 of December 28, 2012, the application date of the new technical framework is December 31, 2015. Therefore, the financial information presented prior to this date is preliminary and subject to adjustments. The information presented in this report is not audited.

As indicated in paragraphs 9 and 18 of International Accounting Standard 27 “Consolidated and Separated Financial Statements,” Ecopetrol and its corporate group must present their financial information on a consolidated basis, combining the financial statements of the parent company and its subsidiaries line by line, adding assets, liabilities, shareholder equity, revenues and expenses of a similar nature, removing the reciprocal items between the corporate group and recognizing the non-controlling interest.

The financial results in this report are not comparable line by line with the previously issued financial results in the report for the third quarter of 2014, which were prepared in accordance with the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office. For the sake of comparison, the previously issued financial results for the third quarter of 2014 are presented in this report under IFRS.

The Company modified its EBITDA calculation methodology, for more information please refer to the page number 10.

Some figures in this release are presented in U.S. dollars (US$) as indicated. The exhibits in the main body of this report have been rounded to one decimal. Figures expressed in billions of COP$ are equal to COP$1 thousand million. All financial information in this report is unaudited.

In the opinion of Ecopetrol’s CEO Juan Carlos Echeverry G.:

“The industry continued to operate in a complex environment given low crude prices and the consequent adjustments in investments, costs and expenses observed in oil and gas companies. Ecopetrol, additionally, has responded to the challenges posed by attacks on oil infrastructure, El Niño Phenomenon, closing of the border with Venezuela and devaluation of the exchange rate. In order to face this new reality, the company has been reinventing itself by means of the transformation program contained in the 2015-2020 strategy. The implementation of the transformation program increases efficiency from a structural standpoint and strengthens an organizational culture based on the principles of: integrity, collaboration and creativity.

The transformation plan also includes a comprehensive program for improving oil recovery that seeks to maximize the potential of existing fields and aims to strengthen our position in the Americas as a reference for this type of activity.

Up to September, Ecopetrol achieved budgetary savings of COP$1.6 trillion pesos, exceeding the initial goal of COP$1.4 trillion pesos set for 2015. This figure reflects both structural savings, as well as the streamlining of certain activities. This effort can be observed in the reduction of the company’s production/barrel costs: lifting cost per barrel in 3Q 2015 was US$6.89/barrel, compared to US$7.47/barrel in 2Q 2015 and US$10.70/barrel in 3Q 2014. During January and September 2015, lifting cost per barrel was US$7.29/barrel, compared to US$10.91/barrel in the same period of 2014, reflecting a US$1.03/barrel reduction attributable to efficiency and cost reduction strategies and -US$2.61 attributable to the exchange rate.

The company has set a new challenge to achieve budgetary savings of COP$2.2 trillion pesos in 2015, in an effort to mitigate some of the effect of a lower international price of crude through efficiencies and lower cost of services, purchases, and oil and maintenance services, among others.

In the third quarter, Ecopetrol also generated value for its shareholders through the rotation of its asset portfolio, completing the first stage of divestment of its share interest in Empresa de Energía de Bogotá, from which it obtained COP$614 billion pesos. The company also opened the first round in the process of selling off Interconexión Eléctrica S.A.

Other business opportunities have arisen in the Middle Magdalena region with Occidental Andina LLC (OXY) for the development of a pilot project. If successful, it could increase the company’s reserves by up to 100 million barrels of crude at the field La Cira-Infantas. Another pilot will be developed with the Canadian company Parex Resources, at the field Aguas Blancas, designed to recover 55 million barrels of light crude.

In the production segment, enhanced recovery was strengthened with 28 recovery pilot projects underway, of which 16 show positive results in increasing pressure and 14 in increasing the production of crude. Over the past 5 years, Ecopetrol has added 187 million barrels of proven reserves by means of enhanced recovery, in which it is a pioneer, and has yielded proven results such as the one in La Cira-Infantas field. Through steam injection, production increased from 5 thousand barrels/day in 2005 to 40 thousand barrels/day in 2015. Processes are becoming increasingly more efficient: between 2014 and 2015 the number of drilling days per well decreased from 34 to 26 at Castilla field and from 36 to 20 at Chichimene.

In the first 9 months of 2015, the Corporate Group’s year-to-date production was 761 mboed, 9 thousand barrels more than in the previous year. This result was achieved despite the nearly 2% drop in production in 3Q 2015 versus 3Q 2014 because of the attacks on the oil pipeline Caño Limón-Coveñas, the decline of certain fields, and the lower price level affecting some fields with high price contract clauses. The increase in activity at the fields Castilla and Chichimene has mitigated the impact of these events. Currently, and with an improvement in the public order situation, production has recovered to reach the goal of 760 thousand barrels equivalent/day for 2015.

In exploration, in the past year, Orca and Kronos were discovered offshore in the Colombian Caribbean. The exploratory campaign also included drilling of the well Calasú in the Caribbean and two wells onshore: Muérgana Sur, located in the Llanos Orientales, and Champeta, located in the lower Magdalena valley. Furthermore, blocks were added in basins of interest such as those awarded to Ecopetrol (50%) and Anadarko (operator, 50%) and another one 100% Ecopetrol in Lease Sale 426 by the U.S. BOEM (Bureau of Ocean Energy Management) in the Gulf of Mexico.

In refining, on October 21st, the new Cartagena Refinery reached a key milestone in the start-up process and commissioning with the introduction of hydrocarbons in the Crude Unit. The first shipment of refined products will take place in November. This is the first step in the commissioning of 31 sequential plants making up the new Cartagena Refinery, capable of producing clean fuels that meet international markets´ highest environmental standards. All of the plants will be operating by the second quarter of 2016.

The new refinery, considered the most modern in Latin America, will increase its capacity in 2016 from 80 thousand to 165 thousand barrels/day, and its conversion factor from 74% to 97%, with greater flexibility in processing heavier crudes. Ecopetrol concludes investments over a 9-year period in this refinery, which required significant infusion of cash, which now can be used to focus on the exploration and production segments.

At the Barrancabermeja Refinery, gross margin was US$16.7/ barrel in 3Q 2015 versus US$15.5/barrel in 3Q 2014, due to the implementation of initiatives to transform streams such as LPG and vacuum bottoms into diluent for heavy crude, and the performance of international prices of refined products compared to crude.

In transportation, infrastructure was strengthened to ensure Coveñas’ crude storage reliability, with the addition of two tanks with 420 thousand barrels of capacity each that will be available in 4Q 2015. In order to verify the performance of transport systems with crude of heavier viscosity, a test was conducted in September of oil pipelines that transport heavy crude for export (ODL and Ocensa). The results were successful; this will help reduce diluent consumption in 2016. This is an important step in efficiency, it is the realization of a strategy to reduce the cost of dilution, especially important for the production and profitability of heavy crudes.

Despite the drop in production (-4%) and price of the crude basket (-26%) between 2Q and 3Q of 2015, the Corporate Group had an EBITDA margin of 36% and generated EBITDA of COP$4.7 trillion in the third quarter of 2015, compared to COP$5.5 trillion in the second quarter of 2015. This was made possible as a result of the continuous effort of all segments to obtain greater savings in their operations and to the strength derived from being an integrated company.

The financial result of COP$654 billion pesos in third quarter 2015 reflects the adoption of the Hedge Accounting policy as established by the international accounting standard IAS 39. The adoption of this standard makes it possible for the effect of the “Exchange Difference” on part of the dollar-denominated debt portfolio to be reclassified in shareholder equity, taking into account the natural hedge that Ecopetrol’s crude export revenues generate for it. Ecopetrol has thus made use of an instrument that allows it to show in its financial statements management of exchange rate risk based on the nature of its business.

The company has responded to the important challenges posed by the low price environment, attacks on infrastructure, El Niño phenomenon and closing of the border with Venezuela. It has managed its performance based on financial discipline, operating efficiencies and investment management. It remains focused on generating value for stakeholders and ensuring profitable growth based on the guidelines of its new strategy and its sustainability and financial soundness in the long run.”

Ecopetrol Group Announces Its Results for

the Third Quarter of 2015

I.	Consolidated Financial Results

a.	Sales Volume

The following table summarizes sales volume for the periods indicated:

Table 2: Sales Volume

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated)
Local Sales Volume (mboed)	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Crude Oil	4.2	24.8	(83.1)%	12.3	26.4	(53.4)%
Natural Gas	79.6	83.7	(4.9)%	82.9	81.8	1.3%
Gasoline	97.0	82.7	17.3%	94.0	84.3	11.5%
Medium Distillates	147.3	143.3	2.8%	143.8	141.6	1.6%
LPG and Propane	17.5	15.1	15.9%	16.2	14.8	9.5%
Fuel Oil	4.5	1.8	150.0%	5.2	2.7	92.6%
Industrial and Petrochemical	21.5	19.2	12.0%	21.0	20.2	4.0%
Total Local Sales	371.6	370.6	0.3%	375.4	371.8	1.0%

Export Sales Volume (mboed)	3Q 2015	3Q 2014	∆(%)	Jan-Sep 15	Jan-Sep 14	∆(%)
Crude Oil	497.5	560.1	(11.2)%	548.0	528.2	3.7%
Products	63.9	82.3	(22.4)%	65.9	86.8	(24.1)%
Natural Gas	6.0	14.9	(59.7)%	10.4	18.8	(44.7)%
Total Export Sales	567.4	657.3	(13.7)%	624.3	633.8	(1.5)%

Total Sales Volume	939.0	1,027.9	(8.6)%	999.7	1,005.6	(0.6)%

a.1) Colombian Market (39% of total sales in the third quarter of 2015):

Local sales remained relatively stable in third quarter of 2015 compared to the same period of last year, owing primarily to:

•	Increased gasoline sales, caused by: 1) an increase in sales of gasoline-powered vehicles, because of the lower price difference between gasoline and diesel and absence of a vehicle replacement program; 2) increased demand in areas along the Venezuelan border, due to Venezuela’s decision to temporarily close its border with Colombia

•	Lower sales of local crude oil, resulting from the evolution of the marine fuels business and the substitution of fuel oil for this segment.

a.2) International Market (61% of total sales in the third quarter of 2015):

Export volumes decreased 14% in the third quarter of 2015 as compared to the third quarter of 2014, mainly as a result of:

•	Lower crude exports, attributable to decreased export capacity in transportation systems, especially in the southern part of the country and in the Caño Limón-Coveñas oil pipeline.

•	Lower exports of refined products, especially fuel oil, as a result of the difficulties encountered in transporting these products to port by means of the Magdalena River, due to the reduced river flow.

•	Decreased natural gas exports, owing to the termination of the Venezuela sale contract since June 30, 2015.

Export Markets:

Table 3: Export Markets

A	B	C	D	E	F	G	H	I	J
Export Destinations - Crudes (mbod)					Export Destinations - Products (mboed)
Destination	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14	Destination	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Asia	167.5	186.4	161.4	199.3	Asia	11.5	16.7	17.2	16.3
U.S. Gulf Coast	115.1	179.7	131.7	143.6	U.S. Gulf Coast	5.5	22.0	9.4	13.8
U.S. West Coast	56.6	17.8	50.1	32.9	U.S. West Coast	0.0	0.2	1.5	1.2
U.S. East Coast	30.6	5.2	26.1	3.4	U.S. East Coast	21.5	4.5	0.6	12.4
Europe	60.3	108.3	74.6	92.3	Europe	0.6	0.4	16.9	0.1
Central America / Caribbean	66.0	48.5	90.1	45.9	Central America / Caribbean	19.5	31.4	2.8	37.0
South America	0.0	3.9	7.0	7.5	South America	5.3	6.8	17.5	5.9
Other	1.4	10.3	7.0	3.3	Other	0.0	0.3	0.0	0.1
Total	497.5	560.1	548.0	528.2	Total	63.9	82.3	65.9	86.8

•	Crude oil: In line with the strategy to diversify Ecopetrol´s crude export markets, Asia continues to be the main destination of exports, given their investments in refining, the quality of our crude and the development of the market.

In the U.S., the company profited from opportunities in the East and West coasts, due to favorable refining margins and increased interest of refiners for imported crude resulting from the loss of competitiveness of American and Canadian crudes.

During the third quarter of 2015, the crude export basket was indexed as follows: Brent (63.7%), Maya (33.7%) and others (2.6%).

•	Refined Products: The increased participation of the U.S. East Coast can be explained by increased demand for fuel oil in that region, cause by an increase in vessel traffic associated with increased gasoline imports in the third quarter of 2015. This increase explains the lower exports to the U.S. Gulf Coast. In particular, exports to Central America and the Caribbean from where they are then distributed to other markets.

b.	Crude, Refined Products, and Gas Prices

The following table shows the average prices of Brent, Maya and West Texas Intermediate (WTI) crude.

Table 4: Price of Crude References

A	B	C	D	E	F	G
Prices of Crude References (Average, US$/Bl)	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Brent	51.2	103.5	(50.5)%	56.5	107.0	(47.2)%
MAYA	39.8	92.0	(56.7)%	44.0	93.5	(52.9)%
WTI	46.4	97.3	(52.3)%	50.9	99.6	(48.9)%

The following table shows the average sales price of the crude oil basket, refined products basket and natural gas basket.

Table 5: Average Sales Price

A	B	C	D	E	F	G	H	I
Average Sales Price (US$/Bl)	3Q 2015	3Q 2014	∆ (%)	Sales Volume (mboed) 3Q 2015	Jan-Sep 15	Jan-Sep 14	∆ (%)	Sales Volume (mboed) Jan-Sep 15
Crude Oil Basket	39.1	84.7	(53.8)%	501.7	45.1	90.7	(50.3)%	560.3
Products Basket	62.9	108.8	(42.2)%	351.7	65.9	115.5	(42.9)%	346.1
Natural Gas Basket	21.4	23.7	(9.7)%	85.6	22.1	24.2	(8.7)%	93.3

Crude:

The crude sales basket decreased by US$45.6 per barrel between the third quarter of 2015 and the same period of 2014, reflecting the drop in the benchmark indicators over the same period (Brent: -US$52.3 per barrel, Maya: -US$52.2 per barrel and WTI: -US$50.9 per barrel) as a result primarily, of the continuous imbalance between demand and supply of crudes, high levels of crude inventories worldwide, and a lower growth outlook in the leading economies.

The differential between the crude oil basket and Brent crude oil prices narrowed by US$6.7 per barrel (3Q 2015: US$12.1 per barrel vs 3Q 2014: US$18.8 per barrel). Due to the presence of low absolute prices, the differential of light/ heavy crudes (Brent/ Castilla) narrows. Additionally, these results reflected market factors such as: 1) high refining margins in the summer months of 2015 that increased crude oil demand mainly in the United States, 2) increased purchases by India and China for strategic storage purposes, and 3) forward contracts that mitigated sale price decreases despite a heavier crude basket.

Refined Products:

The refined products sales basket price decreased by US$45.9 per barrel during the third quarter of 2015 as compared to the third quarter of 2014, caused by the drop in international benchmark prices: gasoline (-US$45.9/Bl), diesel (-US$54.9/Bl) and jet fuel (-US$57.7/Bl), consistent with changes in Brent prices during the same period.

Natural Gas:

During the third quarter of 2015, natural gas prices decreased, owing to: 1) a decrease in the price of the Guajira gas (3Q 2015: US$4.56/MBTU versus 3Q 2014: US$4.68/MBTU), mainly from the expiration of the contract with Venezuela, and the results of the commercialization process of the available Guajira gas, carried in October 2014. With regards to the price of the Cusiana-Cupiagua gas, the drop in price (3Q 2015: US$2.93/MBTU versus 3Q 2014: US$3.32/MBTU) is explained mainly by the application of the regulation to index prices and the result of the renovation of contracts that expired in 2015.

c.	Financial Results

Table 6: Consolidated Income Statement

A	B	C	D	E	F	G	H	I
COP$ Billion	3Q 2015*	3Q 2014*	∆ ($)	∆ (%)	Jan-Sep 15*	Jan-Sep 14*	∆ ($)	∆ (%)
Local Sales	5,643.8	5,859.1	(215.3)	(3.7)%	15,765.3	18,551.7	(2,786.4)	(15.0)%
Export Sales	6,161.3	9,890.8	(3,729.5)	(37.7)%	20,371.0	30,389.9	(10,018.9)	(33.0)%
Sale of Services	1,198.3	1,063.8	134.5	12.6%	3,177.5	2,775.6	401.9	14.5%
Total Sales	13,003.4	16,813.7	(3,810.3)	(22.7)%	39,313.8	51,717.2	(12,403.4)	(24.0)%
Variable Costs	6,698.3	8,225.9	(1,527.6)	(18.6)%	20,212.2	24,896.7	(4,684.5)	(18.8)%
Fixed Costs	2,364.2	2,695.6	(331.4)	(12.3)%	6,826.2	7,392.1	(565.9)	(7.7)%
Cost of Sales	9,062.5	10,921.5	(1,859.0)	(17.0)%	27,038.4	32,288.8	(5,250.4)	(16.3)%
Gross Profits	3,940.9	5,892.2	(1,951.3)	(33.1)%	12,275.4	19,428.4	(7,153.0)	(36.8)%
Operating Expenses	1,090.8	1,448.7	(357.9)	(24.7)%	3,518.2	3,807.9	(289.7)	(7.6)%
Operating Income/Loss	2,850.1	4,443.5	(1,593.4)	(35.9)%	8,757.2	15,620.5	(6,863.3)	(43.9)%
Financial Income/Loss	(693.0)	(834.4)	141.4	(16.9)%	(3,002.3)	(1,042.3)	(1,960.0)	188.0%
Results from Subsidiaries	(36.7)	57.6	(94.3)	(163.7)%	10.7	200.4	(189.7)	(94.7)%
Provision for Income Tax	(1,233.9)	(1,781.7)	547.8	(30.7)%	(2,827.6)	(6,069.8)	3,242.2	(53.4)%
Consolidated Net Income	886.5	1,885.0	(998.5)	(53.0)%	2,938.0	8,708.8	(5,770.8)	(66.3)%
Non-Controlling Interests	(232.4)	(154.0)	(78.4)	50.9%	(617.3)	(492.6)	(124.7)	25.3%
Ecopetrol Equity holders**	654.1	1,731.0	(1,076.9)	(62.2)%	2,320.7	8,216.2	(5,895.5)	(71.8)%
Other Comprehensive Income	2,203.0	1,209.7	993.3	82.1%	3,374.5	920.8	2,453.7	266.5%

EBITDA	4,698.4	6,344.3	(1,645.9)	(25.9)%	15,003.0	21,241.7	(6,238.7)	(29.4)%
EBITDA Margin	36.1%	37.7%			38.2%	41.1%

* These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

Total Sales decreased by COP$3,810 billion, or 22.7%, during the third quarter of 2015 as compared to the same period of 2014, as a combined result of:

•	A US$41.4 per barrel reduction in the price of our crude and refined products basket, resulting in a decrease of COP$7,222 billion.

•	A 89.0 mboed decrease in sales volumes, principally corresponding to reduced export sales volumes, due to the impact of public order problems on the availability of transport systems during the third quarter of 2015, resulting in a decrease of COP$991 billion.

•	A COP$167 billion decrease, caused by the recognition of exchange rate effect as Other Comprehensive Income by the application of hedge accounting, which did not apply in 2014.

•	The effects of the devaluation of the Colombian peso against the U.S. dollar from an average of COP$1,909.1/US in the third quarter of 2014 to COP$2,935.6/US in the third quarter of 2015, resulting in a COP$4,368 billion increase in income.

•	A COP$202 billion increase from transport services, due to the positive effect of the devaluation on service fees to third parties.

Cost of Sales decreased by 17% (-COP$1,859 billion) in the third quarter of 2015 as a result of:

•	Variable Costs: 18.6% (-COP$1,528 billion) decrease resulting from:

a) A COP$1,264 billion reduction in the purchase prices of crude, gas and refined products due to the net effect of:

o	Reduced average purchase price given international benchmark prices: -COP$2,322 billion.

o	A COP$694 billion reduction in purchased volumes (-75 mboed), primarily due to the net effect of: 1) reduced purchases of crude oil from third parties (COP$1,026 billion), as a result of lower availability of transport system owing to attacks on infrastructure during the third quarter of 2015, 2) lower purchases of diluents (–COP$517 billion), attributable to: a) optimization strategies implemented at Ecopetrol S.A, b) non- availability of import facilities at Puerto Bahía and c) lower transportation of Naphtha by pipeline given the higher demand of gasoline and diesel, 3) increased gasoline imports (+COP$804 billion) due to higher local demand and 4) other minor variations (+COP$45 billion).

o	Devaluation of the Colombian peso against the U.S. dollar: +COP$1,752 billion.

b)	Inventories decreased by COP$351 billion, caused by the accumulation of inventories as follows:

o	Reficar, given the preparation for the start-up of the refinery’s operations: –COP$178 billion.

o	Lower sales of Ecopetrol in the quarter: –COP$143 billion.

o	Propilco, owing to the shutting down of the Splitter plant: –COP$30 billion.

c)	A COP$92 billion increase in transport costs, especially due to the greater number of tanker trucks in service, the impact of public order problems on transport systems and the higher costs of logistical, transfer, loading and unloading services.

d)	Other minor variable items: -COP$5 billion.

•	Fixed Costs: a 12.3% (-COP$331 billion) decrease as a result of:

a)	A COP$293 billion decline in contracted services, mainly due to cost optimizations in Ecopetrol S.A. and Hocol S.A. achieved in carrying out the business transformation plan, operating cost optimizations in partnership contracts in the Rubiales, Nare and Quifa fields, and lower costs in the Cravo Norte field, whose portion was lower in 2014, owing to the application of the high price clause.

b)	A COP$149 billion reduction in maintenance costs, led mainly by Ecopetrol S.A. as a result of cost optimization of its maintenance plan carried out in 2015, notably: restructuring of maintenance services, quantities, and renegotiation of fees in field maintenance framework contracts.

c)	A COP$85 billion increase in depreciation, primarily from higher asset capitalizations of the transport segment and increased maintenance at the Barrancabermeja refinery.

d)	Other minor items: +COP$26 billion.

Attacks to our infrastructure negatively impacted our results during 2015 in the amount of COP$54 billion, including costs associated with repairs of the South and Caño Limon systems, dismantling of illicit connections, resumption of pipeline operations, and area decontamination.

Gross margin in third quarter of 2015 was 30.3% compared to 35.0% for the same period last year.

Operating Expenses: a 24.7% (-COP$358 billion) decrease as a combined result of:

a)	A COP$404 billion decrease in exploratory expenditures due to decreased seismic activity and fewer dry wells reported in the period.

b)	COP$35 billion in recovery of operating provisions in Cenit in the third quarter of 2014.

c)	Increase in other minor expenditures: +COP$11 billion.

Financial Income/Loss: a COP$141 billion decrease in net financial losses in the third quarter of 2015 as compared to the same period of 2014, as a net result of:

a)	A COP$524 billion loss on exchange rate difference, caused by the adoption of a new accounting policy (hedge accounting) allowing for hedge of future exports, with effect as of January 1st 2015 (See Consolidated Financial Results—Cash Flow Hedge for Future Company Exports below).

b)	A COP$72 billion increase in revenues resulting from the sale of shares in Empresa de Energía de Bogotá.

c)	A COP$383 billion increase in financial expenditures from increased indebtedness.

d)	A COP$72 billion decrease in financial expenditures due to valuation of assets and financial liabilities.

Affiliated company income decreased by COP$94 billion in the third quarter of 2015, primarily due to a decrease in net income by Equión and Savia, as a consequence of decreased international crude oil prices.

Income Tax expense decreased by 31% (-COP$548 billion), largely because of lower profits in the period.

As a result, the quarter’s Net Income attributable to Ecopetrol´s shareholders was a profit of COP$654 billion, 62% lower than the corresponding net result of the third quarter of 2014.

EBITDA decreased by 26% to COP$4,698 billion in the third quarter of 2015 compared to COP$6,344 billion in the same period of 2014, and the EBITDA Margin was 36% in the third quarter of 2015 as compared to 38% in the third quarter of 2014.

Starting in the third quarter of 2015, the Company modified its EBITDA calculation methodology to depurate the total effect of the financial results and the impairment of long term fixed assets, as well as to align it with best practices for calculating this indicator. Up until the second quarter of 2015, EBITDA was calculated using the following formula:

EBITDA = Net income +/- Net Interest, + Taxes + Depreciations + Amortizations +/- Minority Interest.

As of the third quarter of 2015, the following formula is used:

EBITDA = Net Income +/- Total Financial Income + Taxes + Depreciations + Amortizations +/- Impairment of Long-Term Fixed Assets

Figures for the 2014 and 2015 periods have been recalculated for comparison purposes.

EBITDA is not an indicator defined by International Financial Reporting Standards (IFRS) and our EBITDA figures may not be comparable to those of other companies.

d.	Balance Sheet

Table 7: Balance Sheet

A	B	C	D	E
(COP$ Billion)	September 30, 2015	June 30, 2015	∆ ($)	∆ (%)
Current Assets	28,027.4	27,410.6	616.8	2.3%
Non Current Assets	109,387.0	98,760.0	10,627.0	10.8%
Total Assets	137,414.4	126,170.6	11,243.8	8.9%
Current Liabilities	21,547.9	21,381.5	166.4	0.8%
Long Term Liabilities	64,762.3	55,651.5	9,110.8	16.4%
Total Liabilities	86,310.2	77,033.0	9,277.2	12.0%
Shareholders´Equity	51,104.2	49,137.6	1,966.6	4.0%
Non Controlling Interest	1,624.7	1,710.0	(85.3)	(5.0)%
Total Liabilities and Shareholders' Equity	137,414.4	126,170.6	11,243.8	8.9%

The main variations in the balance sheet during the third quarter of 2015 compared to the end of June 2015 can be explained by:

•	A COP$617 billion increase in Current Assets, primarily in Ecopetrol S.A., due to the net effect of:

o	A COP$1,056 billion increase in Current Tax Assets, owing to income tax and CREE allowances and balances in favor of VAT declarations.

o	A COP$531 billion decrease in Assets Maintained for Sale mainly due to the sale of shares in Empresa de Energía de Bogotá S.A. E.S.P. during the first divestment stage in July 2015.

o	Other minor variations for +COP$92 billion

•	Non-Current Assets increased by COP$10,627 billion, mainly due to increases in:

o	Property, Plant and Equipment increased by COP$6,501 billion, due principally to exchange rate effect on affiliated companies with a functional currency that is different from the Colombian peso (+COP$5,522 billion), asset capitalizations, primarily in Reficar for assets associated with the refinery project (+COP$1,960 billion), the effects of which were partially offset by depreciations in the third quarter of 2015 and other minor items (-COP$981 billion).

o	Deferred Income Tax increased by COP$2,793 billion, generated mainly by Ecopetrol S.A., taking into account the differences in the determination of the tax provision among fiscal and accounting items.

o	Natural Resources increased by COP$1,025 billion, principally due to the effects of the devaluation of the Colombian peso on assets of affiliated companies with a functional currency that is different from the Colombian peso, especially Ecopetrol América Inc. (+COP$544 billion) and Hocol (+COP$245 billion); and a COP$230 billion increase in the costs of carrying out the Gunflint and Dalmatian South projects in Ecopetrol America Inc. and in other affiliates for +COP$6 billion.

o	Other minor variations of +COP$308 billion.

•	Current Liabilities increased by COP$166 billion since June 2015, mainly due to the net effect of: a COP$606 billion increase in income tax provisions in our transport subsidiaries, given the increased profits of their operations.

In addition, a COP$125 billion increase in other current liabilities, mainly in Ocensa, resulting from an increased valuation of liabilities under hedging instruments, a COP$718 billion decrease in provider and creditor accounts payable due to the fulfillment of obligations with third parties and lower purchases in the period, a COP$124 billion increase in financial obligations stemming from the effect of the devaluation of the Colombian peso, and COP$29 billion in other minor variations.

•	Long-term Liabilities increased by COP$9,111 billion, primarily due to the effect of the devaluation of the Colombian peso on U.S. dollar-denominated debt and an increase in the deferred tax liability.

•	Shareholders’ Equity was COP$51,104 billion, a COP$1,967 billion increase since June 30 2015, mainly due to a COP$4,607 billion increase in valuations at affiliates with functional currencies other than the Colombian peso, attributable to the effects of the devaluation of the Colombian peso. This effect was partially offset by a COP$2,238 billion increase in Ecopetrol’s dollar-denominated debt due to the devaluation of the Colombian peso, designated as hedge instrument for future crude exports, and COP$402 billion in other minor changes.

The opening balance and financial statements as of December 31, 2014, under IFRS, may undergo changes due to the modification of the standards and interpretations issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by Colombia. Therefore, until Ecopetrol and its affiliates prepare their first complete sets of financial statements under IFRS as of December 31, 2015, there is a possibility that the comparative consolidated statements for these periods could be adjusted. The company expects that there will be no material changes in the information presented in its opening and transition balances.

e.	Results by Business Segment

The following table presents our business segment results for the periods indicated:

Table 8: Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014
Local Sales	1,833	2,999	5,250	5,407	72	43	(1,511)	(2,590)	5,644	5,859
Export Sales	5,338	8,515	850	1,353	-	-	(27)	23	6,161	9,891
Sales of Services	42	147	56	50	2,791	1,966	(1,691)	(1,099)	1,198	1,064
Total Sales	7,213	11,661	6,156	6,810	2,863	2,009	(3,229)	(3,666)	13,003	16,814
Variable Costs	4,412	5,458	4,624	5,872	54	31	(2,391)	(3,135)	6,698	8,226
Fixed Costs	1,809	1,769	454	472	809	917	(708)	(462)	2,364	2,696
Cost of Sales	6,221	7,227	5,078	6,344	863	948	(3,099)	(3,597)	9,062	10,922
Gross profit	992	4,434	1,078	466	2,000	1,061	(130)	(69)	3,941	5,892
Operating Expenses	603	1,114	414	258	142	130	(68)	(54)	1,091	1,448
Operating Profit	389	3,320	664	208	1,858	931	(62)	(15)	2,850	4,444
Financial Income/Loss	(331)	(652)	(282)	(226)	(54)	44	(26)	(1)	(693)	(835)
Results from Subsidiaries	(52)	58	4	(1)	11	1	-	-	(37)	58
Income tax benefits (expense)	(247)	(1,389)	(239)	(86)	(748)	(307)	-	-	(1,234)	(1,782)
Net Income Consolidated	(241)	1,337	147	(105)	1,067	669	(88)	(16)	886	1,885
(Minus) Non-controlling interests	-	-	-	(1)	232	155	-	-	232	154
Equity Holders of Ecopetrol	(241)	1,337	147	(104)	835	514	(88)	(16)	654	1,731

EBITDA	1,745	4,707	888	526	2,125	1,127	(60)	(16)	4,698	6,344
EBITDA Margin	24.2%	40.4%	14.4%	7.7%	74.2%	56.1%	1.9%	0.4%	36.1%	37.7%

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

Table 9: Accumulated Results by Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	Jan - Sep 15	Jan - Sep 14	Jan - Sep 15	Jan - Sep 14	Jan - Sep 15	Jan - Sep 14	Jan - Sep 15	Jan - Sep 14	Jan - Sep 15	Jan - Sep 14
Local Sales	6,065	9,335	14,409	16,593	225	108	(4,934)	(7,484)	15,765	18,552
Export Sales	17,872	26,575	2,527	4,462	-	-	(28)	(647)	20,371	30,390
Sales of Services	76	198	128	154	7,597	5,776	(4,623)	(3,353)	3,178	2,775
Total Sales	24,013	36,108	17,064	21,209	7,822	5,884	(9,585)	(11,484)	39,314	51,717
Variable Costs	13,744	16,098	13,471	18,439	300	230	(7,303)	(9,870)	20,212	24,897
Fixed Costs	5,145	5,019	1,350	1,381	2,270	2,374	(1,939)	(1,382)	6,826	7,392
Cost of Sales	18,889	21,117	14,821	19,820	2,570	2,604	(9,242)	(11,252)	27,038	32,289
Gross profit	5,124	14,991	2,243	1,389	5,252	3,280	(343)	(232)	12,276	19,428
Operating Expenses	2,062	2,671	1,141	898	512	398	(196)	(159)	3,519	3,808
Operating Profit	3,062	12,320	1,102	491	4,740	2,882	(147)	(73)	8,757	15,620
Financial Income/Loss	(2,143)	(657)	(623)	(299)	(194)	(73)	(42)	(12)	(3,002)	(1,041)
Results from Subsidiaries	(13)	190	13	9	11	1	-	-	11	200
Income tax benefits (expense)	(673)	(4,905)	(351)	(210)	(1,804)	(955)	-	-	(2,828)	(6,070)
Net Income Consolidated	233	6,948	141	(9)	2,753	1,855	(189)	(85)	2,938	8,709
(Minus) Non-controlling interests	-	-	(2)	(4)	619	497	-	-	617	493
Equity Holders of Ecopetrol	233	6,948	143	(5)	2,134	1,358	(189)	(85)	2,321	8,216

EBITDA	7,589	16,559	1,898	1,311	5,662	3,446	(146)	(74)	15,003	21,242
EBITDA Margin	31.6%	45.9%	11.1%	6.2%	72.4%	58.6%	1.5%	0.6%	38.2%	41.1%

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

Exploration and Production

Third quarter 2015 revenues fell 38% (-COP$4,448 billion) compared to the third quarter 2014, mainly as a result of:

o	An 11% drop (-62.5 mboed) in volume exported, caused by the attacks on oil infrastructure.

o	A 54% decrease in Ecopetrol’s crude export basket, offset by:

o	A 54% devaluation of the Colombian peso against the U.S. dollar.

The segment’s cost of sales decreased 14% (-COP$1,006 billion) during the third quarter of 2015 compared to the same period of 2014, mainly due to a COP$437 billion decrease in naphtha imports (13 thousand barrels) because of dilution optimization strategies and the use of diluent inventory; a COP$197 billion decrease in contracted services as a result of cost optimization efforts resulting in the renegotiation of contract fees; and a COP$1,016 billion reduction in crude purchasing costs to the ANH and third parties due to the drop in international prices. The positive impact on the cost of sales was partially offset by a COP$536 billion increase in the costs of hydrocarbon transport services, given the net effect of the devaluation in the exchange rate for dollar-denominated transport rates, greater use of tanker trucks in the third quarter of 2015 because of the attacks on the Caño Limón-Coveñas oil pipelines, and other minor costs of +COP$36 billion.

Operating expenditures were down by 46% (-COP$511 billion) during the third quarter of 2015 as compared to the same period of 2014, mainly due to a COP$404 billion decline in exploration expenditures given lower seismic activity and reduced drilling activity.

As of October 2015, and applied retroactively from January 1, 2015, the Company designated a portion of its debt as a hedge instrument against its future crude export revenues by virtue of the adoption of a new accounting policy (hedge accounting). The aforementioned accounting election resulted in a COP$321 billion decrease in segment net income as compared to the third quarter 2014. For more information, see Consolidated Financial Results—Cash Flow Hedge for Future Company Exports below.

Net income for the segment showed a COP$241 billion loss in the third quarter of 2015 compared to a gain of COP$1,337 billion in the same period of 2014.

Refining and Petrochemicals

Third quarter of 2015 revenues declined 10% (-COP$654 billion) compared to the same period last year, mainly due to decreased international prices of refined products. This effect was partially offset by a 4% increase in sales volume, caused by higher national demand for fuel and the devaluation of the Colombian peso against the U.S. dollar.

The segment’s cost of sales declined 20% (-COP$1,266 billion) as a consequence of decreased costs of raw materials, in line with lower international prices of crude oil and lower operating costs resulting from optimization strategies implemented by the Company.

As a result of the above, gross sales margin improved compared to the same period of last year, increasing from 7% to 18%, also reflecting a smaller drop in the sale prices of products as compared to the cost of raw materials.

Operating expenditures increased 60% (+COP$156 billion) compared to the same period last year, mainly due to higher expenditures at the Cartagena Refinery: 1) a payment provision to the nation due the expanded reach of the contract granted Reficar in 2010 as guarantee of legal stability2 (primarily in regards to taxes) for a period of 15 years extendable to 20 years, 2) increase in project expenditures relating to the start-up and stabilization of the new refinery and 3) depletion of inventory for the Coveñas blend following higher additions of imported crude in stock during the third quarter of 2015 and lower prices in the market versus inventory costs.

As a result of the improved sales margin, the consolidated segment’s operating revenues increased by COP$456 billion compared to the same period of last year.

The segment recorded net income of COP$147 billion as compared to a COP$104 billion loss in the same period of last year. With these results, the total accumulated net income for 2015 is COP$ 143 billion versus a loss of COP$ 5 billion cumulative in 2014, notwithstanding the significant negative effect of the exchange rate difference on financial expenses.

Transport and Logistics

Net income for the third quarter of 2015 increased 43% (+COP$854 billion), primarily due to the effects of the devaluation of the exchange rate on dollar-denominated transport rates.

The segment’s cost of sales declined by 9% (-COP$85 billion), primarily due to lower maintenance costs resulting from cost savings under the Company’s austerity and cost optimization strategy.

Operating expenses increased by 9% (+COP$12 billion) compared to the same period last year, primarily due to expenses related to the security agreements for the protection of infrastructure and lower provision reversal versus the same quarter of 2014.

2 By legal stability is understood the guarantee that the nation extends to Reficar that it will continue applying the standard identified for investments for the duration of the contract.

The net financial result (non-operating) decreased by COP$ 98 billion, compared to the third quarter of last year, mainly as a result of the conversion of the dollar_denominated debt and interest expense, associated with a higher debt of Ecopetrol assigned to the segment.

As a result of the above the segment recorded net income of COP$835 billion as compared to COP$514 billion in the same period of 2014.

f.	Results of Cost and Expense Reduction Initiatives

In line with steps taken by the oil and gas industry worldwide to address the drop in crude prices that began in the second half of 2014, Ecopetrol has undertaken austerity and cost optimization measures that have allowed it to partially mitigate the impact of lower crude prices.

For this purpose, the company set an initial budget optimization goal for 2015 of COP$1.4 trillion. By September 30, 2015, the Company surpassed the goal, reaching COP$1.6 trillion in budgetary optimizations, which are expected to have a COP$955 billion impact on our profit and loss statements, COP$160 billion on investments and COP$519 billion on cash. The company revised its goal to COP$ 2.2 trillion to look for additional budgetary optimizations mainly related to: advisory services, construction and assembly, oil services, maintenance, other services, purchases, among others.

Graph 1: Savings in Cost and Expenditures of Ecopetrol S.A.

At the close of the third quarter of 2015, we see the realization of COP$516 billion in controllable savings as compared to the same period of 2014, COP$272 billion of which corresponds to the fixed costs line item and COP$244 billion correspond to the variable costs line item. The optimization of these costs is as follows:

Table 10: Savings in Cost and Expenditures of Ecopetrol S.A.

A	B	C	D
Manageable Fixed Costs Perfomance	Jan - Sep 15 vs Jan - Sep 14 ($COP Billion)	Manageable Variable Costs Performance	Jan - Sep 15 vs Jan - Sep 14 ($COP Billion)
Associated Services Employed	-182	Trucks	-198
Maintenance	-124	Association Contract Services	-27
Cost of Projects	-63	Energy	-24
Others	´+97	Others	´+5

The reduction of naphtha consumption by 7.1 thousand barrels per day as a result to the strategy of increased viscosity of crudes to be transported by pipelines, between the third quarter of 2015 and the same period of 2014. This is just the beginning of the dilution efficiencies, one of the key levers in efficiency given our heavy crude oil production.

With these measures, the goal is to make the company’s business operation not only more profitable, but also to generate more cash flow to finance the company’s organic investments, seeking financing that will have a minimal impact on the Company’s financial and credit rating metrics.

a.	Portfolio Management

In line with the new corporate strategy focused on ensuring the company’s long-term sustainability, prioritizing value generation by means of the production of efficient barrels, and a focus on shareholder return, the following initiatives have been undertaken by Ecopetrol during the third quarter of 2015:

Ecopetrol’s divestment of its ownership interest in Empresa de Energía de Bogotá S.A. E.S.P.

Since the beginning of 2015, the first two stages of Ecopetrol’s divestment of its share interest in Empresa de Energía de Bogotá (EEB) have taken place.

On August 6, the first stage of the equity divestment program, aimed a certain special conditions beneficiaries3, was completed, generating a total of COP$613,998,000,360 in revenues for Ecopetrol, as shown below:

Table 11 – Adjudication Results

A	B
Offering Price per Share (COP$)	1,740
Number of Shares Offered	631,098,000
Number of Shares Subscribed	352,872,414
Total Amount Subscribed (COP$)	613,998,000,360
Number of Shares Sold	352,872,414
Gross Proceeds (COP$)	613,998,000,360
Trade Date	July 27 de 2015
Settlement Date	July 31 de 2015

On October 9, 2015, an auction for the second stage of the equity divestment program was held for the remaining 278,225,586 shares owned by Ecopetrol. The shares were offered at a price of COP$1,815 per share. The auction was declared void.

3 The beneficiaries of the Special Conditions for the purposes of the Program and in exclusivity are the following persons:

(i)	Active workers, retirees, and former workers who have not been separated by the employer with just cause, as long as they are nationals or Colombian residents of the EEB and of the companies in which the latter holds a majority stake, which are related to the regulation.
(ii)	Employee or former employee associations of the EEB
(iii)	Worker unions duly created in accordance with the law.
(iv)	Worker union federations and worker union confederations duly created in accordance with the law
(v)	Employee funds duly created in accordance with the law
(vi)	Mutual investment funds duly created in accordance with the law
(vii)	Severance and pension funds duly created in accordance with the law
(viii)	Cooperative entities defined by cooperative legislation duly created in accordance with the law
(ix)	Family compensation funds duly created in accordance with the law

In order to continue with the sale process, Ecopetrol is entitled to hold up to three additional auctions, at a time and in a fashion indicated in the notice of initiation of the second stage.

Divestment of Ecopetrol’s ownership interest in Empresa Interconexión Eléctrica S.A E.S.P.

On September 29, 2015, began the first stage of the equity divestment program of Interconexión Eléctrica S.A. E.S.P. (ISA) shares owned by Ecopetrol. This offering, aimed at certain special conditions beneficiaries, will run until November 30, 2015.

Ecopetrol and JX Nippon establish an alliance for the exploration of a Brazilian offshore block

Through its affiliate in Brazil (Ecopetrol Óleo e Gás), Ecopetrol established an alliance with the Japanese company JX Nippon Oil & Gas Exploration for exploration of the FZA-M-320 block, located in shallow waters off the Foz do Brasil basin, in the Equatorial rim of the Amazon.

Ecopetrol held exclusive rights to the basin, as adjudicated in Round 11 by Brazil’s National Oil, Gas and Biofuel Agency (ANP) in May of 2013.

The joint venture agreement, currently in the process of being approved by the ANP, established that JX Nippon would join exploration in the area with a 30% stake, not only in exploratory investments but also any resources that might be discovered. Ecopetrol will maintain the remaining 70% stake and continue as operator.

Ecopetrol and Parex sign agreement for development of the field Aguas Blancas

Ecopetrol signed an agreement with the Canadian company Parex Resources to increase the reserves and production of the Aguas Blancas field, located in Magdalena Medio. The agreement, if successful, could potentially recover additional 55 million barrels of light crude and increase the field’s production to up to 10 thousand barrels per day by 2020.

Estimated investments in the first stage (three years) of US$61 million will be undertaken by Parex and will be allocated for the drilling of wells and development of a secondary recovery pilot. If successful, total investments could reach US$700 million and would be assumed 60% by Parex and 40% by Ecopetrol. The share of production will be distributed in equal parts between the two companies, after royalties.

Ecopetrol and Oxy seal deal to increase the reserves and production of La Cira-Infantas

Ecopetrol and Occidental Andina, LLC (Oxy) reached an agreement to carry out a project that could incorporate more than 100 million additional barrels of crude in reserves for Ecopetrol, if successful, in the field La Cira-Infantas, located in the Santander Magdalena Medio region.

The initiative seeks to increase the field’s recovery factor from the current 17% to an estimated 30% and continue increasing production, with the goal of reaching more than 50 thousand barrels a day. If the initial stage of the project is successful, the amount of required estimated investments could reach US$2,000 million, which would be executed gradually over a period of 10 years.

b.	Cash Flow Hedge for Future Company Exports

Ecopetrol S.A. is exposed to foreign exchange risk given that a high percentage of its crude export revenues are denominated in U.S. dollars.

Also, in recent years, the company has acquired long-term debt for investment activities in U.S. dollars. This situation creates a natural hedge relationship due to the fact that the risks generated by the foreign exchange difference of export revenues are naturally hedged with the foreign exchange valuation risks of the long-term debt in U.S. dollars.

Aligned with the company’s risk management strategy and with the objective of presenting in the Financial Statements the effect of the mentioned natural hedge between exports and debt, on September 30, 2015, the Board of Directors designated US$5,440 million of Ecopetrol S.A’s debt (49% of the debt in dollars) as hedge instrument of its future export sales for the period 2015-2023, in accordance with IAS 39 – Financial instruments: recognition and measurement.

With adoption of this standard, the volatility of foreign exchange rate’s effect on the hedged portion of the debt is recognized directly in the Equity, as part of the Other Comprehensive Income, removing the volatility from the income statement. The foreign exchange effect will be reflected periodically in the P&L settlement as foreign sales are realized, understanding that the foreign exchange risk materializes as exports are realized.

The effects of the adoption of hedge accounting policy are entirely recognized in 3Q 2015, causing an impact on net income in an amount of COP$2.2 trillion, resulting from a positive effect of COP$3.9 trillion on the financial results minus COP$1.7 trillion of deferred income tax and the effect on export revenues realized during the period.

In accordance with Resolution 509 of 2015 of the Colombian National Accounting Office, the accounting policy adopted will be applied to the entire 2015 accounting period, starting on January 1st.

For comparison purposes, the following table shows re-stated net income for the first, second and third quarters of 2015, for local purposes, reflecting the impact of application of the previously described hedge policy:

Table 12 – Sensitization of Net Income 2015

COP$ Millions	1Q 2015	2Q 2015	3Q 2015	Jan-Sep 2015
Net Income Reported	160,030	1,506,556	654,117	2,320,703

Impact on:
(-) Financial Results (a)	984,627	38,701	2,868,821	3,892,149
(-) Revenue (b)	(12,001)	(29,860)	(125,242)	(167,103)
(-) Deferred Income Tax ( c)	(395,163)	(9,358)	(1,081,778)	(1,486,299)
Total Impacts	(407,164)	(39,218)	(1,207,020)	(1,653,402)
Net Income Under Local IFRS Restated	737,493	1,506,039	77,171	2,320,703

Notes:

(a)	The effect of the hedge accounting over the portion of debt used as hedging instrument (US$5,440 million) reclassified to the account Other Comprehensive Income of Shareholder Equity in 2Q and 3Q 2015.

(b)	Recognition in the period’s result of the exchange differences of debt and revenues once crude export earnings are realized.

(c)	The impact on deferred income tax is the result of the recognition of temporary differences in the exchange difference treatment in terms of accounting and taxation.

II.	Operating Results

a.	Investments

Table 13: Investments* by Ecopetrol´ s Corporate Group

A	B	C	D	E
January - September 2015 (US$ million)**
Segment	Ecopetrol S.A.	Affiliates and Subsidiaries***	Total	Allocation by segment
Production	2,026.0	378.5	2,404.5	50.9%
Refining, Petrochemicals and Biofuels	107.4	1,254.2	1,361.6	28.8%
Exploration	192.7	153.7	346.3	7.3%
Transportation	27.8	528.9	556.7	11.8%
Corporate	49.6	0.0	49.6	1.0%
New Business****	3.8	0.0	3.8	0.1%
Supply and Marketing	1.0	0.0	1.0	0.0%
Total	2,408.4	2,315.3	4,723.6	100.0%

*Figures in this table differ from the capital expenditure figures presented in the Consolidated Statement of Cash Flows on page 33 because the figures in this table include both operating expenditures and capital expenditure outflows of investment projects, while the investment line of the Consolidated Statement of Cash Flows includes capital expenditures only.

** Investments were converted using the average representative Market Exchange Rate for the period of analysis.

**Prorated according to Ecopetrol’ s stake.

*** Corresponds to the new organizational structure and refers to investments approved for the New Business segment. These assets were part of the Corporate segment until 2014.

Investments in the period January - September of 2015 were US$4,723.6 million (Ecopetrol S.A. itself accounting for 51% of that amount while affiliates and subsidiaries accounted for 49%). These investments were distributed as follows:

•	Production (50.9%): The drilling campaign, especially in the Castilla, Chichimene and Rubiales fields.

•	Refining, Petrochemicals and Biofuels (28.8%): the Industrial Services Master Plan of the Barrancabermeja refinery and the Cartagena refinery modernization project.

•	Transport (11.8%): the Reficar logistics project, which was aimed at ensuring the supply of crude and liquid products for the Cartagena Refinery, and the San Fernando – Monterrey, Ocensa P135 and Costa Norte – Galán projects.

•	Exploration (7.3%): higher costs in drilling the Kronos and Calasú wells.

b.	Exploration

Exploration in Colombia:

The following table summarizes the results of the exploration activities in Colombia for the periods indicated:

Table 14: Wildcats in Colombia

A	B	C	D	E	F	G	H	I
	3Q 2015				Jan-Sep 2015
Company	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry
Ecopetrol S.A.	1	1	0	0	1	1	0	0
Hocol S.A.	0	0	0	0	1	1	0	0
Total	1	1	0	0	2	2	0	0

*Geological Success.

Drilling at the Kronos-1 exploratory well encountered 130 - 230 net feet of natural gas pay in the upper objective, proving the presence of a working petroleum system and confirming the geologic and seismic analyses. Anadarko and Ecopetrol are evaluating the data and results obtained to determine the next steps.

As the quarter closed, drilling was being done on the exploratory wells Calasú, located in deep waters of the Colombian Caribbean and operated by Anadarko who holds 50%, Muérgana Sur, located in the Llanos Orientales and operated by Ecopetrol S.A., and Champeta, located in the Interior Magdalena Valley and operated by Hocol S.A. The Nogal Est-1 stratigraphic test well, located on the Nogal Block in the Putumayo basin was being drilled.

International Exploration:

During the third quarter of 2015, Ecopetrol America, Inc. continued drilling the Sea Eagle exploratory well in deep waters off the Gulf of Mexico (operated 35% by Murphy, 15% by PetroVietnam, and the other 50% by Ecopetrol America Inc). The well was declared dry. Drilling began on the appraisal well Leon 2 in deep waters off the Gulf of Mexico (operated 60% by Repsol and 40% by Ecopetrol America, Inc.).

In addition, and as a result of Ecopetrol America, Inc.’s participation in the Lease Sale 426, in September 2015, the U.S. Bureau of Ocean Energy Management (BOEM) awarded the GB494, GB495 and GB539 blocks. These blocks will be operated by Anadarko who holds a participation of 50% and Ecopetrol America, Inc the remaining 50%. In addition in November the BOEM awarded the East Breaks 685 block to Ecopetrol America, Inc, who holds a participation of 100%.

c.	Production

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 15: Group´s Gross* Oil and Gas Production**

A	B	C	D	E	F	G	H	I
Ecopetrol S.A. (mboed)	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	570.2	580.0	(1.7)%	(9.8)	587.0	576.5	1.8%	10.5
Natural Gas***	115.8	124.0	(6.6)%	(8.2)	120.3	125.7	(4.3)%	(5.4)
Total	686.0	704.0	(2.6)%	(18.0)	707.3	702.2	0.7%	5.1

Hocol (mboed)	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	22.2	20.2	9.9%	2.0	21.1	21.6	(2.3)%	(0.5)
Natural Gas	0.1	0.1	0.0%	0.0	0.1	0.2	(50.0)%	(0.1)
Total	22.3	20.3	9.9%	2.0	21.2	21.8	(2.8)%	(0.6)

Savia (mboed)****	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	4.7	5.3	(11.3)%	(0.6)	4.9	5.4	(9.3)%	(0.5)
Natural Gas	1.2	1.4	(14.3)%	(0.2)	1.2	1.1	9.1%	0.1
Total	5.9	6.7	(11.9)%	(0.8)	6.1	6.5	(6.2)%	(0.4)

Equion (mboed)****	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	12.2	9.0	35.6%	3.2	11.2	9.2	21.7%	2.0
Natural Gas	9.0	8.6	4.7%	0.4	8.9	8.5	4.7%	0.4
Total	21.2	17.6	20.5%	3.6	20.1	17.7	13.6%	2.4

Ecopetrol America-K2 (mboed)	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	2.7	3.2	(15.6)%	(0.5)	2.9	2.0	45.0%	0.9
Natural Gas	2.8	3.0	(6.7)%	(0.2)	2.9	1.7	70.6%	1.2
Total	5.5	6.2	(11.3)%	(0.7)	5.8	3.7	56.8%	2.1

Ecopetrol Corporate Group (mboed)	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	612.0	617.7	(0.9)%	(5.7)	627.1	614.7	2.0%	12.4
Natural Gas	128.9	137.1	(6.0)%	(8.2)	133.4	137.2	(2.8)%	(3.8)
Total Group's Production	740.9	754.8	(1.8)%	(13.9)	760.5	751.9	1.1%	8.6

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each company.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

*** Gas production includes white products.

**** The production breakdown of crude oil and gas for 2014 was modified in order to reflect the production of white products in the production of gas.

Table 16: Net* Oil and Gas Production** – Ecopetrol´s Net Interest

A	B	C	D	E	F	G	H	I
Ecopetrol Group (mboed)	3Q 2015	3Q 2014	∆ (%)	∆ (bls)	Jan-Sep 15	Jan-Sep 14	∆ (%)	∆ (bls)
Crude Oil	528.5	529.7	(0.2)%	(1.2)	541.0	527.9	2.5%	13.1
Natural Gas***	108.6	113.7	(4.5)%	(5.1)	112.3	113.5	(1.1)%	(1.2)
Total Group's Production	637.1	643.4	(1.0)%	(6.3)	653.3	641.4	1.9%	11.9

* Net production does not includes royalties and prorated according to Ecopetrol´s stake in each company.

** Equion and Savia do not consolidate within the Group.

*** Gas production includes white products.

In comparison with the third quarter of 2014, Ecopetrol Group’s production decreased by 13.9 mboed (-1.8%), mainly due to the temporary closing of the Caño Limón and Gibraltar fields during most of July and August following the attacks on the Caño Limón-Coveñas oil pipeline in the third quarter of 2015. Production was reduced by approximately 22 mboed in the Caño Limón field and by approximately 4 mboed in the Gibraltar field, each as compared to the third quarter of 2014. Also contributing to this decrease in production, was the natural decline of certain fields, especially those located in the Guajira district, as well as the reduction in Ecopetrol’ s production stake in certain fields affected by high price contractual clauses, which together decreased production by approximately 12 mboed, as compared to the third quarter of 2014.

These production decreases were partially offset primarily by the Castilla and Chichimene assets, which maintained production levels of the second quarter of 2015 and represent increases of 19.5% and 27.5%, respectively, in comparison with the third quarter of 2014. In addition, the resumption of activity in the Rubiales field during the third quarter of 2015 halted the decline observed since the end of 2013.

Projects to Increase the Recovery Factor:

During the third quarter of 2015, four pilot projects were launched with the aim of increasing the recovery factor – a chemical injection pilot project in the Chichimene field and water injection pilot projects in the fields Provincia, Tisquirama and Castilla.

The air injection pilot project in Chichimene field reached 92% completion on construction of surface facilities, thereby completing most of the project’s main works. Connectivity tests were also concluded with positive results, demonstrating the continuity in the sands and the connection between the injection well and production wells, and helping to also evaluate the flow conditions of fluids between them.

Including the pilot projects begun in 2015, the Company has to date 28 recovery pilots underway, of which 16 have shown positive results in increasing pressure and 14 an increase in crude production in the areas impacted by the pilot projects.

Production of Main Fields:

The following table summarizes the average production of our main fields by region for the periods indicated:

Table 17: Gross Average Production Main Fields by Region – Ecopetrol´ s Net Interest

A	B	C	D	E	F	G
	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Central Region	95.2	96.3	(1.1)%	97.8	95.1	2.8%
1) La Cira - Infantas	22.9	24.9	(8.0)%	23.5	24.7	(4.9)%
2) Casabe	20.9	22.2	(5.9)%	22.5	21.9	2.7%
3) Yarigui	19.6	17.6	11.4%	18.0	17.4	3.4%
4) Other	31.8	31.6	0.6%	33.8	31.1	8.5%
Orinoquia Region	260.4	231.2	12.6%	259.6	222.7	16.6%
1) Castilla	122.9	102.9	19.4%	121.4	103.2	17.6%
2) Chichimene	77.7	60.9	27.6%	78.5	52.5	49.5%
3) Cupiagua	37.3	39.7	(6.0)%	36.1	39.0	(7.4)%
4) Other	22.5	27.7	(18.8)%	23.6	28.0	(15.7)%
South Region	31.8	34.4	(7.6)%	33.1	35.3	(6.2)%
1) San Francisco	8.0	9.2	(13.0)%	8.3	9.4	(11.7)%
2) Huila Area	8.2	9.0	(8.9)%	8.7	9.3	(6.5)%
3) Tello	4.8	4.6	4.3%	4.9	4.5	8.9%
4) Other	10.8	11.6	(6.9)%	11.2	12.1	(7.4)%
Associated Operations*	298.6	342.1	(12.7)%	316.8	349.1	(9.3)%
1) Rubiales	94.7	101.2	(6.4)%	94.2	107.0	(12.0)%
2) Guajira	40.0	46.4	(13.8)%	43.7	51.1	(14.5)%
3) Quifa	23.8	33.0	(27.9)%	24.5	33.2	(26.2)%
4) Caño Limón	12.0	34.2	(64.9)%	24.8	27.8	(10.8)%
5) Cusiana	32.2	33.8	(4.7)%	32.6	33.7	(3.3)%
6) Other	95.9	93.5	2.6%	97.0	96.3	0.7%
Total Ecopetrol S.A.	686.0	704.0	(2.6)%	707.3	702.2	0.7%
Direct Operation	391.8	366.3	7.0%	395.0	357.0	10.6%
Associated Operation	294.2	337.7	(12.9)%	312.3	345.2	(9.5)%
Hocol
1) Ocelote	15.2	13.9	9.4%	14.2	14.6	(2.7)%
2) Other	7.1	6.4	10.9%	7.0	7.2	(2.8)%
Equion**
1) Piedemonte	15.4	11.7	31.6%	14.2	11.7	21.4%
2) Tauramena / Chitamena	4.5	4.6	(2.2)%	4.6	4.6	0.0%
3) Other	1.3	1.3	0.0%	1.3	1.4	(7.1)%
Savia**
1) Lobitos	2.4	3.0	(20.0)%	2.6	3.0	(13.3)%
2) Peña Negra	2.3	2.3	0.0%	2.3	2.3	0.0%
3) Other	1.2	1.4	(14.3)%	1.2	1.2	0.0%
Ecopetrol America Inc.
1) Dalmatian	4.4	4.7	(6.4)%	4.6	2.4	91.7%
2) k2	1.1	1.5	(26.7)%	1.2	1.3	(7.7)%

* Fields previously classified as minor fields belong to the Associated Operation Vicepresidency regardless the type of operation.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

The following table summarizes the results of our crude oil production by type of crude for the periods indicated:

Table 18: Gross Corporate Group Production per Type of Crude (mbod)

A	B	C	D	E	F	G
	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Light	64.9	61.2	6.0%	62.9	61.2	2.8%
Medium	193.0	219.7	(12.2)%	209.2	219.5	(4.7)%
Heavy	354.1	336.8	5.1%	355.0	334.0	6.3%
Total	612.0	617.7	(0.9)%	627.1	614.7	2.0%

Lifting Cost

The lifting cost per barrel produced by the Group, not including production corresponding to royalties, was US$6.89 per barrel for the third quarter of 2015, representing a US$3.81 per barrel reduction compared with US$10.70 for the same period of 2014. This reduction was primarily due to:

•	A cost effect resulting in a US$0.25 per barrel decrease in lifting costs due to the combined effects of:

o	Cost optimization strategies in Ecopetrol and Hocol operations resulting in a US$0.63 reduction. These strategies included 1) fewer number of well interventions as a result of subsoil strategies, 2) improvements in maintenance routines and equipment reliability, 3) reduction of energy costs by optimizing electrical systems and 4) lower costs resulting from contract renegotiations.

o	A US$0.38 increase in costs per barrel resulting from 1) increased subsoil and surface maintenance activity at the Chichimene field and the startup of activities at the CPO-09 field and 2) artificial lift facilities in the K2 field Ecopetrol America Inc.

•	Volume effect resulting in a US$0.14 per barrel increase in lifting costs, caused by decreased production volumes.

•	The effect of the devaluation of the Colombian peso against the U.S. dollar resulting in a US$3.70 per barrel decrease in lifting costs, owing to the conversion of peso-denominated cost in US dollars at a higher exchange rate (COP$2,935.60/US in the third quarter of 2015 versus COP$1,909.13/US in the same quarter of 2014).

The lifting cost per barrel produced by the Group during January – September 2015 was US$7.29/Bl, showing a US$3.62/Bl decrease compared with the same period of 2014 (US$10.91/Bl). Out of this observed reduction, a total of US$1.03/Bl per barrel were attributable to cost reduction and optimization strategies.

d.	Transport

The following table summarizes our volumes transported for the periods indicated:

Table 19: Volumes Transported (mbod)

A	B	C	D	E	F	G
	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Crude	947.4	980.3	(3.4)%	982.7	947.1	3.8%
Refined Products	247.6	252.0	(1.7)%	250.2	249.2	0.4%
Total	1,195.0	1,232.3	(3.0)%	1,232.9	1,196.3	3.1%

Note: figures correspond to volumes transported by the Ecopetrol Group and by third parties.

The volume of crude transported by the main Cenit S.A.S. system and those of its affiliates decreased 3.4% in the third quarter of 2015, compared to the same period of 2014, due primarily to the attacks on infrastructure of the Caño Limón–Coveñas system, which was out of operations 62% of the time in the third quarter of 2015 versus 29% in the same period of 2014. Ecopetrol S.A. crude accounted for approximately 71% of the total volume of crude transported by Cenit oil pipelines.

The volumes of refined products transported by the main Cenit S.A.S systems decreased 1.7% in the third quarter of 2015 compared to the same period of 2014, as a result of lower volumes of fuel transported by the Galán-Sebastopol system, due to fewer deliveries of refined products from the Barrancabermeja refinery. Ecopetrol S.A. refined products accounted for approximately 15% of the total volume of refined products transported through Cenit pipelines.

Projects:

During the third quarter, the work of renovating the Tocancipá Terminal was completed. Its purpose is to improve the fuel storage and handling infrastructure and diversify supply sources for the country’s central region. The installation’s total load capacity is 12,000 barrels per day of motor gasoline, extra gasoline and diesel, which meets biofuel blends and additives standards.

Also in the third quarter, the construction and testing of two storage tanks at the Coveñas terminal was completed, each with a capacity of 420 thousand barrels. The tanks are expected to be placed into operation during the fourth quarter after the fire systems are installed.

Cost Per Barrel Transported4

The average cost per barrel transported for the Ecopetrol Group during the third quarter of 2015 was US$3.42/BL, representing a US$0.60 per barrel decrease as compared to US$4.02 per barrel for the same period of 2014. This result was primarily due to the following factors:

•	Expenditure effect: US$1.15 per barrel: US$ 1.38 per barrel increase in tax expenditures as a consequence of increased revenues during the quarter partially offset by US$ 0.23 per barrel decrease in fixed and variable costs due to higher efficiencies obtained.

•	Volume effect: US$0.08 per barrel increase, owing to lower volume transported.

•	TRM effect: US$1.83 cost per barrel decrease resulting from the devaluation of the Colombian peso from COP$1,026.47 per dollar compared to the same quarter of 2014 (COP$2,935.60/US in 2015 vs COP$1,909.13/US in 2014).

The cost per barrel transported for the Ecopetrol Group for the third quarter of 2015 was US$3.95 per barrel, representing a US$0.78 per barrel decrease as compared to US$4.72 per barrel for the same period last year.

4 In 2014, Ecopetrol S.A. reported its results individually and it calculated its transport cost taking into account all payments made to affiliates for crude transport, transport by truck, and all costs incurred by Ecopetrol S.A. in the operation and maintenance of some of its own crude systems. These costs were divided by the crude barrels sold by Ecopetrol S.A.

In 2015, all financial information and volumes for the business group is reported under IFRS, eliminating out all transactions between Ecopetrol S.A. and its transport affiliates; hence, the cost is calculated as follows: total costs and expenses of each transport company from the group, plus Ecopetrol S.A. costs in the operation and maintenance of some of its own systems; divided by the total volumes transported by all the affiliates (crude and refined products).

The dollar portion of the cost per barrel transported for the Ecopetrol Group represents 9% of the barrel cost.

e.	Refining

e.1) Reficar (Cartagena Refinery):

The new Cartagena refinery reached a key milestone on October 21: the start-up of operations of the crude oil unit. This was the beginning of the process of sequentially placing into service the 31 plants of the new Cartagena Refinery, which will be completed in the first quarter of 2016. The operation is expected to be running smoothly by the second quarter of 2016, with an estimated throughput of between 150 and 158 thousand barrels a day.

The Cartagena Refinery will have a maximum capacity of 165 thousand barrels a day and a conversion factor of 97%. The refinery is expected to have a feedstock of 70% heavy crude and 30% light crude, which is expected to be satisfied with 70% national crude and 30% imported crude.

At a stable throughput of 165 thousand barrels a day, the daily estimate production will be: 90 thousand barrels of diesel, 45.5 thousand barrels of naphtha and gasoline, 16 thousand barrels of jet fuel, 5 thousand barrels of propylene, 5 thousand barrels of LPG, 250 tons of sulphur and 2,500 tons of coke.

Reficar will deliver products with low sulphur content (diesel- ULSD- of 10 parts per million – ppm- and gasoline of a maximum of 50 ppm), the quality of which will allow those products to reach any market, with emphasis on North America, South America and the Caribbean.

e.2) Barrancabermeja Refinery:

The following table summarizes the results of our refining activities for the periods indicated:

Table 20: Refinery Runs, Utilization Factor and Production

A	B	C	D	E	F	G
	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Refinery Runs* (mbod)	208.2	226.3	(8.0)%	219.5	226.7	(3.2)%
Utilization Factor (%)	71.8%	78.9%	(9.0)%	76.4%	81.2%	(5.9)%
Production (mboed)	209.6	224.7	(6.7)%	220.8	228.8	(3.5)%

* Includes volumes loaded in the refinery, not total volumes received.

The throughput and the utilization factor of the Barrancabermeja refinery decreased as compared to the third quarter of 2014, as a consequence of scheduled maintenance at the U-200 crude unit, which has a capacity of 75 thousand barrels a day. It is important to mention the use of a visbraker as a crude unit to minimize the impact of the scheduled turnaround of the U200. Year to date, the negative effect has also been generated by lower crude availability, a heavier feedstock, and difficulties in the evacuation of fuel oil. However, through the optimization of operational schemes, it has been possible to increase the yields of jet fuel and diesel, lowering the imports of these fuels.

The Industrial Services Master plan obtained 99.2% completion, initiating the pre-commissioning, commissioning and start-up of a furnace, which is expected to be completed in the last quarter of 2015.

Costs and Margins of the Refining Segment

The cash operating cost for the segment (includes the operation of the Barrancabermeja refinery and Propilco) in the third quarter of 2015 was US$4.33/Bl, US$2.16/Bl lower compared to the same period in 2014 (US$6.49/Bl), as a result of:

•	The effects of the devaluation of the Colombian peso against the U.S. dollar resulting in a US$2.33 per barrel decrease, due to the re-expression of peso-denominated cost in US dollars at a higher exchange rate (COP$2,935.60/US in the third quarter of 2015 versus COP$1,909.13/US in the same quarter of 2014).

•	Cost effects: US$-0.16/Bl due to the net effects of:

o	A US$0.57/Bl cost decrease in fixed costs due to cost reduction and optimization strategies in maintenance in support services

o	A US$0.41/Bl cost increase related to industrial services cost increases at Ecopetrol; and operation cost increases at Propilco associated to a higher sale volume, allowing for a higher contribution margin.

•	A volume effect due to lower recorded throughput resulting in a US$0.33 per barrel increase in cash operating costs.

Ecopetrol Group’s cash operating cost for the January-September 2015 period was US$4.51 per barrel, representing a US$1.84 per barrel decrease as compared to US$6.35 per barrel for the same period of 2014. Out of this observed reduction, a total of US$0.35 per barrel were attributable to cost reduction and optimization strategies.

The portion in dollars corresponding to the refining cost is 19%.

The following table summarizes the results of our refining margin for the periods indicated:

Table 21: Refining Margin

A	B	C	D	E	F	G
	3Q 2015	3Q 2014	∆ (%)	Jan-Sep 15	Jan-Sep 14	∆ (%)
Refining Margin (USD/bl)	16.7	15.5	7.7%	17.5	14.2	23.2%

The increase in the gross refining margin in Barrancabermeja during the third quarter of 2015, as compared to the third quarter of 2014, was primarily the result of: 1) implementation of initiatives to increase the value of LPG and residual streams ( diluent for heavy crudes) and a higher yield of medium distillates through the change of operational schemes in some units, and 2) more attractive international prices for refined products as compared to crude.

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational Consolidation

Health, Safety and the Environment (HSE):

The following table summarizes our HSE record for the periods indicated:

Table 22: Health, Safety and the Environment (HSE)

A	B	C	D	E
HSE*	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Accident Frequency Index (accidents per million labor hours)	0.56	1.09	0.45	0.99
Environmental Incidents (operational cause)	1	5	5	21

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

The Cartagena Refinery Modernization Project has experienced more than 110 million man-hours to date without any job-related fatalities.

Science and Technology:

In the third quarter of 2015, the company was granted two patents, one in Colombia and the other in Peru, each with duration of 20 years:

•	Colombia: “Device and method for escalation of processes for secondary and tertiary recovery, or oil improvement”.

•	Peru: “Process for the treatment of spent caustic soda and the product obtained from the process”.

These two patents bring the total to four for 2015 and a total of 64 patents in force for the Company, making it still the company with the highest number of patents in Colombia.

b.	Corporate Social Responsibility

Dow Jones Sustainability Index:

For the fifth year in a row, Ecopetrol S.A. was included in the Dow Jones World Sustainability Index. Ecopetrol S.A. is still among the top 10% of companies with the best sustainability performance among 2,500 publicly traded companies that are also part of the Standard & Poor’s Broad Market Index (BMI).

Social Investment:

During 2015, the Company invested COP$21,028 million in regional competitiveness programs, COP$8,034 million in education and cultural programs and COP$3,083 million for citizenship and democracy programs, amounting to a total investment of COP$32,145 million.

Extraordinary Shareholders Meeting

On September 4th 2015 Mr Carlos Cure Cure was appointed as an independent member of the Board of Directors, following the resignation of Mr. Gonzalo Restrepo López.

IV.	Presentations of Third Quarter Results

Ecopetrol’s management will host two conference calls to review our results for the third quarter of 2015:

Spanish	English
November 18, 2015	November 18, 2015
9:00 a.m. Bogota/New York/Toronto	10:30 a.m. Bogota/New York/Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please log on in advance to download the necessary software and check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is one of the 40 largest oil companies in the world and one of the four main oil companies in Latin America. It is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated Colombian oil and gas company with stakes in operations in Colombia, Brazil, Peru and the United States (Gulf of Mexico).

Ecopetrol is majority-owned by the Republic of Colombia (88.5%) and its shares are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker symbol ECOPETROL, on the New York Stock Exchange under the ticker symbol EC, and on the Toronto Stock Exchange under the ticker symbol ECP. Ecopetrol has three business segments: 1) exploration and production, 2) transport and logistics and 3) refining, petrochemicals and biofuels. Its subsidiaries include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America Inc, Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda - COMAI, Oleoducto Bicentenario de Colombia S.A.S, Oleoducto Central S.A. - OCENSA, Oleoducto de Colombia S.A. - ODC, Refinería de Cartagena S.A., Santiago Oil Company, Colombia Pipelines Limited, SENTO S.A.S y PROYECTOS ODC N1 S.A.S.

Forward-looking Statements

This release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the future of the company and its continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contacts:

Director of Corporate Finance and Investor Relations

Maria Catalina Escobar

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

V.	Ecopetrol´s Group Exhibits

Table 1 – Local Purchases and Imports

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated)
1) Local Purchases (mboed)	3Q 2015	3Q 2014	∆ (%)	Jan - Sep 15	Jan - Sep 14	∆ (%)
Crude*	152.9	177.5	(13.9)%	175.8	190.0	(7.5)%
Gas**	1.5	2.2	(31.8)%	1.9	2.3	(17.4)%
Refined Products	6.1	5.4	13.0%	15.3	12.4	23.4%
Diluent***	7.6	15.8	(51.8)%	7.4	14.2	(47.9)%
Total	168.1	200.9	(16.3)%	200.4	218.9	(8.5)%

2) Imports (mbded)	3Q 2015	3Q 2014	∆ (%)	Jan - Sep 15	Jan - Sep 14	∆ (%)
Crude	4.9	0.0	N.A.	1.7	0.0	N.A.
Refined Products	176.2	131.5	34.0%	210.9	187.8	12.3%
Diluent	53.6	62.0	(13.7)%	60.8	58.0	4.9%
Total	234.7	193.5	21.3%	273.4	245.8	11.2%

* Includes purchases of royalties and purchases from third parties.

** Does not include purchses of royalties due to a regulatory change.

*** Includes products used as diluent and diluent own production.

Table 2 – Consolidated Income Statement

A	B	C	D	E	F
COP$ Million	3Q 2015*	3Q 2014*	2Q 2015*	Jan-Sep 15*	Jan-Sep 14*
Revenue
Local Sales	5,643,785	5,859,075	5,404,533	15,765,278	18,551,700
Export Sales	6,161,281	9,890,758	7,735,658	20,371,027	30,389,872
Sale of Services	1,198,294	1,063,808	869,438	3,177,539	2,775,595
Total Revenue	13,003,360	16,813,641	14,009,629	39,313,844	51,717,167
Cost of Sales
Variable Costs
Imported Products	3,623,729	3,429,576	2,918,686	9,307,297	9,975,767
Purchase of Hydrocarbons	1,386,076	2,843,787	1,870,088	4,917,606	8,708,940
Depreciation, Amortization and Depletion	1,278,208	1,254,419	1,311,582	3,768,870	3,677,060
Hydrocarbon Transportation Services	442,386	350,031	208,431	971,393	1,109,970
Inventories and Other	(32,097)	348,044	768,579	1,247,061	1,424,977
Fixed Costs
Depreciation	339,686	255,056	321,060	991,928	786,556
Contracted Services	610,997	904,414	635,809	1,906,336	2,421,338
Maintenance	512,918	661,685	597,630	1,511,881	1,724,822
Labor Costs	390,787	357,544	398,934	1,165,854	1,103,677
Other	509,762	516,890	390,517	1,250,179	1,355,756
Total Cost of Sales	9,062,452	10,921,446	9,421,316	27,038,405	32,288,863
Gross Income	3,940,908	5,892,195	4,588,313	12,275,439	19,428,304
Operating Expenses	-	-	-	-	-
Operating Expenses	834,011	788,025	787,538	2,925,386	2,272,441
Exploration and Projects	256,774	660,625	251,537	592,844	1,535,483
Operating Income/Loss	2,850,123	4,443,545	3,549,238	8,757,209	15,620,380
Financial Results, Net**	(692,984)	(834,448)	(779,024)	(3,002,282)	(1,042,335)
Share of Profit of Associates	(36,703)	57,615	46,618	10,659	200,371
Income before income tax	2,120,436	3,666,712	2,816,832	5,765,586	14,778,416
Income Tax	(1,233,879)	(1,781,672)	(1,121,300)	(2,827,555)	(6,069,812)
Consolidated Net Income	886,557	1,885,040	1,695,532	2,938,031	8,708,604
Non-Controlling Interests	(232,440)	(153,990)	(188,976)	(617,328)	(492,593)
Ecopetrol Equity Holders***	654,117	1,731,050	1,506,556	2,320,703	8,216,011

Other comprenhensive income	2,203,033	1,209,665	459,113	3,374,472	920,760

EBITDA	4,698,423	6,344,251	5,521,889	15,003,025	21,241,656
EBITDA MARGIN	36.1%	37.7%	39.4%	38.2%	41.1%

Notes

* The quarterly figures in this report are not audited.

** Includes exchange difference. COP$ Million

*** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive income results attributable to non-controlling interests (minority interest) and results attributable to shareholders of the controlling company

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

Table 3 – Consolidated Balance Sheet

A	B	C
COP$ Million	September 30, 2015	June 30, 2015

Assets
Current Assets
Cash and Cash Equivalents	9,306,584	9,285,236
Trade and Other Receivables	5,024,797	4,555,928
Inventories	3,019,257	2,905,021
Current Tax Assets	4,746,509	3,690,713
Non-Current Assets Held for Sale	906,865	1,440,846
Other Assets	5,023,354	5,532,925
Total Current Assets	28,027,366	27,410,669

Non Current Assets
Investments in Associates and Joint Ventures	2,653,711	2,499,397
Trade and Other Receivables	528,882	548,364
Property, Plant and Equipment	68,853,645	62,352,315
Natural and Environmental Resources	27,566,483	26,541,945
Intangibles	380,714	244,908
Deferred Tax Assets	6,247,510	3,454,215
Other Non-Current Assets	3,156,064	3,118,817
Total Non Current Assets	109,387,009	98,759,961

Total Assets	137,414,375	126,170,630

Liabilities
Current Liabilities
Loans and Borrowings	4,344,293	4,220,309
Trade and Other Payables	12,189,106	12,907,459
Labor and Pension Plan Obligations	1,389,684	1,309,233
Current Tax Liabilities	2,497,255	1,890,913
Accrued Liabilities and Provisions	857,557	908,961
Other Liabilities	270,009	144,586
Total Current Liabilities	21,547,904	21,381,461

Long Term Liabilities
Loans and Borrowings	48,559,464	41,755,963
Trade and Other Payables	29,246	26,317
Labor and Pension Plan Obligations	4,660,403	4,461,073
Deferred Tax Liabilities	5,421,576	3,598,739
Accrued Liabilities and Provisions	5,552,573	5,282,595
Other Long-Term Liabilities	538,977	526,855
Total Non-Current Liabilities	64,762,239	55,651,542

Total Liabilities	86,310,143	77,033,003

Equity
Equity Attributable to Owners of the Company	49,479,573	47,427,640
Non-Controlling Interests	1,624,659	1,709,987
Total Equity	51,104,232	49,137,627

Total Liabilities and Shareholders' Equity	137,414,375	126,170,630

Table 4 – Consolidated Cash Flow Statement

A	B	C	D	E	F
COP$ Million	3Q 2015	3Q 2014	2Q 2015	Jan-Sep 15	Jan-Sep 14

Cash Flow Provided by Operating Activities:
Net Income Equity Holders of Ecopetrol	654,117	1,731,050	1,506,556	2,320,703	8,216,011
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:	-	-	-	-	-
Non-Controlling Interests	232,440	153,990	188,976	617,328	492,593
Income Tax	1,233,879	1,781,672	1,877,852	2,827,555	6,069,812
Depreciation, Depletion and Amortization	1,673,281	1,575,724	1,661,244	4,921,443	4,625,738
Foreign Exchange Loss	46,560	570,722	451,181	1,672,593	381,757
Finance Costs Recognised in Profit or Loss	736,826	328,280	441,137	1,604,068	943,356
Gain on Disponsal of Non-Current Assets	(7,534)	98,697	18,998	11,958	145,318
Impairment of Assets	11,690	10,746	(151,063)	(97,625)	(11,011)
Fair Value Loss (Gain) on Financial Assets Valuation	(65,447)	(6,937)	(63,014)	(67,898)	(21,926)
Share or Profit os Associates	36,703	(57,615)	(46,618)	(10,659)	(200,371)
Gain on Sale of Non-Current Assets Held for Sale	(72,339)	-	-	(72,339)	-
Realized Foreign Exchange Cash Flow Hedges	167,103	-	-	167,103	-
Net Changes in Operating Assets and Liabilities	(640,691)	(67,374)	(2,329,511)	(2,907,799)	(2,531,729)
Income Tax Paid	(60,439)	(142,102)	(2,949,979)	(3,135,527)	(4,819,169)
Cash Provided by Operating Activities	3,946,149	5,976,853	605,759	7,850,904	13,290,379

Cash Flows from Investing Activities:
Investment in Property, Plant and Equipment	(1,960,210)	(1,395,470)	(1,395,974)	(5,445,331)	(5,507,955)
Investment in Natural and Environmental Resources	(2,020,399)	(2,084,159)	(1,813,855)	(4,724,778)	(4,108,083)
Payments for Intangibles	(39,424)	12,737	(30,284)	(76,681)	(95,722)
Proceeds from Sales of Non-Current Assets Held for Sale	633,406	-	-	633,406	-
(Purchases) Sales of Other Financial Assets	1,864,305	1,657,717	(1,358,756)	(957,170)	(980,673)
Interest Received	114,740	93,490	107,669	296,099	272,612
Dividends Received	10,174	70,942	110,832	121,006	112,753
Proceeds from Sales of Property, Plant and Equipment	33,057	(67,465)	10,099	58,441	(23,056)
Net Cash used in Investing Activities	(1,364,351)	(1,712,208)	(4,370,269)	(10,095,008)	(10,330,124)

Cash Flows from Financing Activities:
Increase (Decrease) Loans and Borrowings	(2,309,542)	1,712,533	2,803,018	4,988,895	7,156,620
Interest Paid	(611,431)	(213,649)	(301,618)	(1,316,120)	(949,867)
Capitalizations	-	2	(8)	3	45
Dividends Paid	(384,912)	(4,690,271)	(645,817)	(1,212,433)	(7,333,691)
Net Cash (used in) Provided by Financing Activities	(3,305,885)	(3,191,385)	1,855,575	2,460,345	(1,126,893)

Exchange Difference in Cash and Cash Equivalents	745,435	151,021	253,168	1,481,582	50,933

Net Increase (Decrease) in Cash and Cash Equivalents	21,348	1,224,281	(1,655,767)	1,697,823	1,884,295
Cash and Cash Equivalents at the Beginning of the Year	9,285,236	9,465,104	10,941,003	7,608,761	8,805,090
Cash and Cash Equivalents at the End of the Year	9,306,584	10,689,385	9,285,236	9,306,584	10,689,385

Table 5 – Reconciliation of EBITDA, Ecopetrol Consolidated

A	B	C	D	E	F
COP$ Millions	3Q 2015	3Q 2014	2Q 2015	Jan - Sep 2015	Jan - Sep 2014
RECONCILIATION NET INCOME TO EBITDA
Net Income	654,117	1,731,050	1,506,556	2,320,703	8,216,011
+ Depreciation, Depletion and Amortization	1,673,281	1,575,724	1,661,244	4,921,443	4,625,738
+/- Impairment of Non-Current Assets	4,625	6,078	6,123	16,706	5,731
+/- Finane Results, Net	692,984	834,448	779,024	3,002,282	1,042,335
+ Income Tax	1,233,879	1,781,672	1,121,300	2,827,555	6,069,812
+ Other Taxes	207,097	261,289	258,666	1,297,008	789,436
+ Non-Controlling Interest	232,440	153,990	188,976	617,328	492,593
CONSOLIDATED EBITDA	4,698,423	6,344,251	5,521,889	15,003,025	21,241,656

Note: To see the impact of the Hedge Account over the net income of 1Q 2015, 2Q 2015, 3Q 2015 and January-September 2015, please refer to the table 12 of the chapter "Cash Flow Hedge for Future Company Exports".

VI.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited

Exploration and Production

1.	Hocol

Table 6 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	76	-	189	1
Export Sales	181	380	542	1,179
Sale of services	36	173	156	271
Total Sales	293	553	887	1,451
Variable Costs	182	110	453	354
Fixed Costs	85	214	289	497
Cost of Sales	267	324	742	851
Gross Profits	26	229	145	600
Operating Expenses	10	69	101	150
Operating Income/Loss	16	160	44	450
Financial Income/Loss	-	(2)	24	5
Profit/(Loss) before taxes	16	158	68	455
Provision for Income Tax	12	(110)	(28)	(320)
Net Income	28	48	40	135

EBITDA	161	231	426	758
EBITDA Margin	55%	42%	48%	52%

Table 7 – Balance Sheet

A	B	C
(COP$ Billion)	September 30, 2015	June 30, 2015
Current Assets	1,072	1,250
Non Current Assets	2,753	2,383
Total Assets	3,825	3,633
Current Liabilities	911	1,161
Long Term Liabilities	576	476
Total Liabilities	1,487	1,637
Equity	2,338	1,996
Total Liabilities and Shareholders' Equity	3,825	3,633

2.	Savia Peru

Table 8 – Income Statement

A	B	C	D	E
US$ Million	3Q 2015*	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	25.1	91.8	119.1	289.9
Total Sales	25.1	91.8	119.1	289.9
Variable Costs	19.0	47.6	69.1	99.3
Fixed Costs	10.5	26.2	58.3	79.9
Cost of Sales	29.5	73.8	127.4	179.2
Gross Profits	(4.4)	18.0	(8.3)	110.7
Operating Expenses	(7.7)	(18.7)	(30.2)	(47.0)
Operating Income/Loss	(12.1)	(0.7)	(38.5)	63.7
Financial Income/Loss	(0.6)	2.3	(1.9)	0.3
Profit/(Loss) Before Taxes	(12.7)	1.6	(40.4)	64.0
Provision for Income Tax	1.6	(2.2)	8.3	(28.4)
Net Income	(11.1)	(0.6)	(32.1)	35.6

EBITDA	3.2	25.3	29.7	141.3
EBITDA Margin	12.7%	27.6%	24.9%	48.7

* As of August 31, 2015

Table 9 – Balance Sheet

A	B	C
US$ Million	August 31, 2015	June 30, 2015
Current Assets	123.3	129.2
Non Current Assets	721.1	739.2
Total Assets	844.4	868.4
Current Liabilities	168.0	178.3
Long Term Liabilities	145.3	147.9
Total Liabilities	313.3	326.2
Equity	531.1	542.2
Total Liabilities and Shareholders' Equity	844.4	868.4

3.	Equion

Table 10 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	124	86	280	223
Export Sales	236	257	643	777
Total Sales	360	343	923	1,000
Variable Costs	219	107	546	289
Fixed Costs	50	49	140	136
Cost of Sales	269	156	686	425
Gross Profits	91	187	237	575
Operating Expenses	(6)	(1)	(17)	8
Operating Income/Loss	85	186	220	583
Financial Income/Loss	16	2	36	19
Profit/(Loss) Before Taxes	101	188	256	602
Provision for Income Tax	(185)	(162)	(241)	(292)
Net Income	(84)	26	15	310

EBITDA	273	270	695	805
EBITDA Margin	76%	79%	75%	81%

Table 11 – Balance Sheet

A	B	C
(COP$ Billion)	September 30, 2015	June 30, 2015
Current Assets	1,428	1,225
Non Current Assets	2,158	1,891
Total Assets	3,586	3,116
Current Liabilities	971	639
Long Term Liabilities	381	253
Total Liabilities	1,352	892
Equity	2,234	2,224
Total Liabilities and Shareholders' Equity	3,586	3,116

Refining and Petrochemical

1.	Essentia (Propilco)

Table 12 – Sales Volumes

A	B	C	D	E
Sales Volume (mbd)	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local	42.0	36.7	39.7	35.5
International	0.0	1.7	0.0	13.4
Total	42.0	38.4	39.7	48.9

Table 13 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	183	176	528	481
Export Sales	311	272	828	736
Total Sales	494	448	1,356	1,217
Variable Costs	342	383	1,052	1,039
Fixed Costs	22	14	66	61
Cost of Sales	364	397	1,118	1,100
Gross Profits	130	51	238	117
Operating Expenses	39	31	113	89
Operating Income/Loss	91	20	125	28
Financial Income/Loss	(13)	(8)	9	18
Profit/(Loss) Before Taxes	78	12	134	46
Provision for Income Tax	(32)	-	(39)	1
Net Income	46	12	95	47

EBITDA	98	24	150	51
EBITDA Margin	20%	5%	11%	4%

Table 14 – Balance Sheet

A	B	C
(COP$ Billion)	September 30, 2015	June 30, 2015
Current Assets	850	788
Non Current Assets	963	812
Total Assets	1,813	1,600
Current Liabilities	450	465
Long Term Liabilities	122	121
Total Liabilities	572	586
Equity	1,241	1,014
Total Liabilities and Shareholders' Equity	1,813	1,600

2.	Reficar

Table 15 – Sales Volume

Sales Volume (mbd)	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local	42.0	36.7	39.7	35.5
International	0.0	1.7	0.0	13.4
Total	42.0	38.4	39.7	48.9

Table 16 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	827	793	2,147	2,349
Export Sales	-	35	-	772
Total Sales	827	828	2,147	3,121
Variable Costs	754	775	1,991	2,894
Fixed Costs	46	59	134	161
Cost of Sales	800	834	2,125	3,055
Gross Profits	27	(6)	22	66
Operating Expenses	241	161	580	373
Operating Income/Loss	(214)	(167)	(558)	(307)
Financial Income/Loss	(46)	44	(3)	1
Profit/(Loss) Before Taxes	(260)	(123)	(561)	(306)
Provision for Income Tax	(1)	(64)	31	(39)
Net Income	(261)	(187)	(530)	(345)

EBITDA	(171)	(113)	(360)	(155)
EBITDA Margin	-21%	-14%	-17%	-5%

 Table 17 – Balance Sheet

A	B	C
(COP$ Billion)	September 30, 2015	June 30, 2015
Current Assets	1,235	1,381
Non Current Assets	28,043	22,263
Total Assets	29,278	23,644
Current Liabilities	1,747	1,274
Long Term Liabilities	15,820	13,209
Total Liabilities	17,567	14,483
Equity	11,711	9,161
Total Liabilities and Shareholders' Equity	29,278	23,644

Transportation

1.	Cenit

Table 18 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	-	3	9	16
Sale of services	986	745	2,788	2,212
Total Sales	986	748	2,797	2,228
Variable Costs	33	54	103	108
Fixed Costs	446	455	1,394	1,426
Cost of Sales	479	509	1,497	1,534
Gross Profits	507	239	1,300	694
Operating Expenses	56	94	210	129
Operating Income/Loss	451	145	1,090	565
Financial Income/Loss	1,166	766	1,668	1,024
Profit/(Loss) Before Taxes	1,617	911	2,758	1,589
Provision for Income Tax	(369)	(23)	(604)	(189)
Net Income	1,248	888	2,154	1,400

EBITDA	563	235	1,508	817
EBITDA Margin	57%	31%	54%	37%

Table 19 – Balance Sheet

A	B	C
(COP$ Billion)	September 30, 2015	June 30, 2015
Current Assets	2,713	1,398
Non Current Assets	16,219	16,002
Total Assets	18,932	17,400
Current Liabilities	1,075	801
Long Term Liabilities	963	952
Total Liabilities	2,038	1,753
Equity	16,894	15,647
Total Liabilities and Shareholders' Equity	18,932	17,400

Biofuels

1.	Ecodiesel

Table 20 – Sales Volume

A	B	C	D	E
Total Sales (mboed)	3Q 2015	3Q 2014	Jan - Sep 15	Jan - Sep 14
Biodiesel	2.4	2.2	2.3	2.3
Glycerin	0.2	0.2	0.2	0.2
Total	2.6	2.4	2.5	2.5

Table 21 – Income Statement

A	B	C	D	E
COP$ Billion	3Q 2015*	3Q 2014	Jan-Sep 15	Jan-Sep 14
Local Sales	99	70	248	231
Total Sales	99	70	248	231
Variable Costs	83	62	213	201
Cost of Sales	83	62	213	201
Gross Profits	16	9	35	30
Operating Expenses	3	2	9	8
Operating Income/Loss	13	6	26	23
Financial Income/Loss	(1)	(1)	(2)	(2)
Profit/(Loss) before Taxes	12	5	24	21
Provision for Income Tax	(1)	(1)	(4)	(4)
Net Income	11	4	20	17

EBITDA	14		30
EBITDA Margin	14%		12%

* As of August 31 of 2015.

Table 22 – Balance Sheet

A	B	C
(COP$ Billion)	August 31, 2015	June 30, 2015
Current Assets	69	70
Non Current Assets	73	74
Total Assets	143	144
Current Liabilities	52	58
Long Term Liabilities	24	26
Total Liabilities	76	84
Equity	67	60
Total Liabilities and Shareholders' Equity	143	144

VII.	Corporate Group´s Financial Indebtedness

Table 23 – Long Term Indebtedness by Entity*

Entity	Denominated in U.S. Dollars	Denominated in Colombian Pesos**	Total
Ecopetrol	10.926	1.198	12.124
Reficar	3.205	0	3.205
Bicentario	0	572	572
ODL	0	269	269
Bioenergy	0	157	157
Ocensa	500	0	500
Propilco	12	0	12
Total	14.643	2.196	16.839

Notes:

* Nominal value of debt as of September 30, 2015, excluding accrued interests

** Figures expressed in thousands of US dollars converted using the Representative Market Exchange Rate as of September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Maria Fernanda Suarez
	Name:	Maria Fernanda Suarez
	Title:	Chief Financial Officer

Date: November 18, 2015